UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46783

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2002___ AND ENDING ___December 31, 2002___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G & W Equity Sales, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8902 N. Meridian Street, Suite 202
                     (No. and Street)

Indianapolis   IN   46260-5307
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Glenda L. Neff   317-581-1580 x 219
                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Whipple & Company, pc
                      (Name – *if individual, state last, first, middle name*)

3925 River Crossing Parkway   Indianapolis   IN   46240
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 0 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, ___Glenda L. Neff_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___G & W Equity Sales, Inc._____, as of ___December 31_____, 20_02___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Treasurer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G & W EQUITY SALES, INC.
Financial Statements
Years Ended December 31, 2002 and 2001

G & W EQUITY SALES, INC.

TABLE OF CONTENTS



WHIPPLE & COMPANYpc

Independent Auditors' Report

To the Board of Directors
G & W EQUITY SALES, INC.
Indianapolis, Indiana

We have audited the accompanying statements of financial condition of G & W EQUITY SALES, INC., as of December 31, 2002 and 2001, and the related statements of operations and retained earnings, cash flows, and changes in shareholders' equity for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial condition of G & W EQUITY SALES, INC., as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Whipple & Company PC

January 13, 2003

Certified Public Accountants
3925 River Crossing Parkway • Third Floor • P.O. Box 40368 • Indianapolis, Indiana 46240-0368
317.472.2200 • 800.469.7206 • FAX 317.469.4034

G & W EQUITY SALES, INC.
Statements of Financial Condition
December 31, 2002 and 2001

	2002	2001
Assets		
Current Assets		
Cash and cash equivalents	$ 25,000	$ 25,000
Commissions receivable	267,084	179,493
Prepaid expenses	63,692	21,436
Total Assets	$ 355,776	$ 225,929
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable	$ 257,084	$ 135,887
Shareholders' Equity		
Common stock	8,000	10,000
Additional paid in capital	17,000	15,000
Retained earnings	73,692	65,042
Total Shareholders' Equity	98,692	90,042
Total Liabilities and Shareholders' Equity	$ 355,776	$ 225,929

See accompanying notes.

2

G & W EQUITY SALES, INC.
Statements of Operations and Retained Earnings
For the Years Ended December 31, 2002 and 2001

	2002	2001
Revenues		
Commissions	$ 4,067,874	$ 4,170,034
Advisor fees	151,838	147,418
	4,219,712	4,317,452
Operating Expenses		
Sales commissions	1,738,383	1,766,548
Advisor fees expense	76,321	73,843
Service fees	2,331,263	2,421,577
Education and training	545	45
Licenses and fees	43,002	37,487
Insurance	12,198	6,658
Supplies	0	45
Dues and publications	150	150
Professional services	9,200	8,583
Total Operating Expenses	4,211,062	4,314,936
Net Income	8,650	2,516
Retained Earnings, Beginning of Year	65,042	62,526
Retained Earnings, End of Year	$ 73,692	$ 65,042

See accompanying notes.

3

G & W EQUITY SALES, INC.
Statements of Cash Flows
For the Years Ended December 31, 2002 and 2001

	2002	2001
Cash Flows from Operating Activities		
Net income	$ 8,650	$ 2,516
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in commissions receivable	(87,591)	155,267
(Increase) decrease in prepaid expenses	(42,256)	(1,801)
Increase (decrease) in accounts payable	121,197	(155,982)
Net cash provided by operating activities	0	0
Cash Flows from Financing Activities		
Payments to repurchase common stock	(5,000)	(4,200)
Proceeds from sale of common stock	0	4,200
Capital contributions	5,000	4,000
Net cash provided by financing activities	0	4,000
Net Increase in Cash and Cash Equivalents	0	4,000
Cash and Cash Equivalents, Beginning of Year	25,000	21,000
Cash and Cash Equivalents, End of Year	$ 25,000	$ 25,000

See accompanying notes.

4

G & W EQUITY SALES, INC.
Statements of Changes in Shareholders' Equity
For the Years Ended December 31, 2002 and 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balances at January 1, 2001	$ 10,000	$ 11,000	$ 62,526
Net Income - 2001	0	0	2,516
Repurchase Common Stock	(2,000)	(2,200)	0
Sale of Common Stock	2,000	2,200	0
Capital Contributions	0	4,000	0
Balances at December 31, 2001	10,000	15,000	65,042
Net Income - 2002	0	0	8,650
Repurchase Common Stock	(2,000)	(3,000)	0
Capital Contributions	0	5,000	0
Balances at December 31, 2002	$ 8,000	$ 17,000	$ 73,692

Note A - Nature of Operations and Summary of Significant Accounting Policies:

Nature of Operations

G & W Equity Sales, Inc. (the Company), is a limited broker-dealer and sells variable annuities, variable life insurance, mutual funds, and direct participation programs on behalf of various vendors. Its sole Office of Supervisory Jurisdiction is located in Indianapolis, Indiana. The Company has no branch offices. The Company markets its products primarily in the states located in the middle two-thirds of the United States.

The Company became registered with the Securities and Exchange Commission, effective November 22, 1993. The Company became registered with the National Association of Securities Dealers, Inc., on March 2, 1994.

The Company was registered with the Securities and Exchange Commission as a registered investment advisor, but withdrew the registration as required by law in 1997. The Company became a non-federally covered advisor at the time.

The Company became registered with the Municipal Securities Rulemaking Board on March 15, 2002 to enable the Company to be a municipal fund securities broker (529 College Savings Plans only).

Method of Accounting

The Company's financial statements are presented on the accrual basis method of accounting. The Company reports its operations on the cash basis method of accounting for income tax reporting purposes.

Commissions Receivable

The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is provided.

Cash Flows

For purposes of the Statements of Cash Flows, the Company considers all highly liquid instruments purchased within three months or less of an instrument's original maturity date to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note B - Common Stock:

The Company has voting stock with equal voting rights, as well as non-voting stock. All of the stock is no par value.

During the year ended December 31, 2002, the Company redeemed one hundred shares of common stock for $5,000. The shareholders also contributed additional capital of $5,000 during the year ended December 31, 2002.

During the year ended December 31, 2001, one hundred new shares of common stock were issued for $4,200 and another one hundred shares were redeemed by the Company for $4,200. The shareholders also contributed additional capital of $4,000 during the year ended December 31, 2001.

The repurchased shares in 2002 and 2001 were retired and are not included in the number of shares issued and outstanding as of December 31, 2002 and 2001.

The following summarizes the Company's shares of common stock at December 31, 2002 and 2001:

	2002		2001	
	Voting	**Non-Voting**	**Voting**	**Non-Voting**
Authorized	2,000	1,000	2,000	1,000
Issued	400	0	500	0
Outstanding	400	0	500	0

Note C - Stock Purchase Agreement:

The shareholders have entered into an agreement whereby the Company has the first right to purchase any shares offered for sale. Should the Company elect not to purchase the shares; the remaining shareholders have the option to purchase the shares.

In the event of incapacity or death of a shareholder, the Company is required to purchase all of the shares held by such shareholder.

The purchase price of the stock and the related payment period are outlined in the underlying agreement.

Note D - Income Taxes:

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders are taxed on the Company's taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Note E - Related Party Transactions:

The Company has a service agreement with a corporation that is related by common ownership. Under terms of the agreement, the related corporation has agreed to make available certain facilities and provide for performance of certain administrative and clerical services. The charge for such services is based upon the profitability of the Company. Service fees amounted to $2,330,557 and $2,421,577 for the years ended December 31, 2002 and 2001, respectively. Accounts payable includes service fees of $143,992 and $65,800 at December 31, 2002 and 2001, respectively.

The Company pays commissions to Registered Representatives, some of whom are also shareholders of the Company. The Company incurred $978,209 and $1,088,350 of related party commissions for the years ended December 31, 2002 and 2001, respectively. Accounts payable includes approximately $62,442 and $40,044 of related party commissions at December 31, 2002 and 2001, respectively.

Note F - Concentration of Credit Risk:

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and commissions receivable. The Company places its cash and cash equivalents with high credit quality institutions. At times, such amounts may be in excess of the FDIC insured limit. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its commission's receivable credit risk exposure is limited.

Note G - Statements of Changes in Liabilities Subordinated to Claims of General Creditors:

For the years ending December 31, 2002 and 2001, the Company did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statements have been prepared.

Note H - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The minimum dollar amount for the Company is $17,139. At December 31, 2002, the Company's net capital was $35,000, which was $17,861 in excess of its minimum net capital requirement.



WHIPPLE & COMPANY pc

**Independent Auditors' Report
on the Supplementary Information**

To the Board of Directors
G & W EQUITY SALES, INC.
Indianapolis, Indiana

Our report on our audits of the 2002 and 2001 basic financial statements of G & W EQUITY SALES, INC., appears on page 1. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Whipple & Company PC

January 13, 2003

Certified Public Accountants
3925 River Crossing Parkway • Third Floor • P.O. Box 40368 • Indianapolis, Indiana 46240-0368
317.472.2200 • 800.469.7206 • FAX 317.469.4034

G & W EQUITY SALES, INC.
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
December 31, 2002

Computation of Basic Net Capital Requirement

·Total Shareholders' Equity	$	98,692
Adjustments		(63,692)
Net Capital	$	35,000

Aggregate Indebtedness

Items included in statement of financial condition		
Other accounts payable and accrued expenses	$	257,084
Other indebtedness		0
Total Aggregate Indebtedness	$	257,084
Ratio: Aggregate Indebtedness to Net Capital		7.35 to 1

Reconciliation with Company's Computation (Included in Part IIA of Form X-17A-5 as of December 31, 2002)

Net Capital, as Reported in Company's Part IIA (Unaudited) FOCUS Report	$	98,692
Prepaid expenses		(63,692)
Net Capital per above		35,000
Minimum Net Capital Required		17,139
Excess Net Capital	$	17,861



WHIPPLE & COMPANY pc

Independent Auditors' Report

To the Board of Directors
G & W EQUITY SALES, INC.
Indianapolis, Indiana

In planning and performing our audit of the financial statements of G & W EQUITY SALES, INC., for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by G & W EQUITY SALES, INC., including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3-(a) (11) and the reserve required by rule 15c3-3(e). Because G & W Equity Sales, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by G & W Equity Sales Inc., in any of the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control system and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors
G & W EQUITY SALES, INC.
Page 2

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 13, 2003